THIRD AMENDMENT
TO THE TD BANKNORTH INC. 401(k) PLAN

The TD Banknorth Inc. 401(k) Plan (the “Plan”) was last amended and restated effective generally January 1, 2004, and subsequently amended by First and Second Amendments effective as of the dates stated therein. The Plan shall be further amended as set forth below.

1.  The terms used in this Third Amendment shall have the meanings set forth in the Plan unless the context indicates otherwise.

2.  The following subsection (e) shall be added to Section 1.65:

(e) Effective on or after March 1, 2005, for an Employee who transfers to the Company or a Participating Employer from TD Bank Financial Group, Years of Service shall be determined by taking into account his or her service with TD Bank Financial Group, whether such service occurs prior to or following a period of eligible employment under this Plan. As used herein, “TD Bank Financial Group” includes The Toronto-Dominion Bank and each of its subsidiaries, whether or not any such entity is an Affiliate of the Company within the meaning of Section 1.03.

3.  This Third Amendment shall be effective March 1, 2005.

IN WITNESS WHEREOF, to record the adoption of this Third Amendment, TD Banknorth Inc. has caused this instrument to be executed by its duly authorized officer this     3rd       day of    November                                 , 2005.

TD BANKNORTH INC. By Susan G. Shorey Its Senior Vice President